Exhibit 99.2

Namib Minerals

NAMIB MINERALS Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of Namib Minerals (together with its subsidiaries, the “Company,” “we,” “us” and “our”) should be read together with Namib Minerals’ unaudited consolidated financial statements as of June 30, 2026, together with related notes thereto. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included in the Company’s filings with the SEC.

Overview

Our mission is to become a leading Pan-African multi-asset mining platform for precious and critical metals, particularly gold, and to create safe, sustainable, and profitable mining operations for our employees, our communities, and our shareholders.

We are an established gold producer with an attractive portfolio of three gold mines in Zimbabwe, Africa. Our extensive track record of owning and operating gold mines spans over two decades, and our strategic footprint consists of one producing gold mine and two historically producing gold mines that we are currently positioning to restart operations. Our How Mine is an established underground gold mine with a strong track record of operations having produced an aggregate of approximately 1.86Moz of gold from 1941 through June 30, 2026. Our other principal assets, the Mazowe Mine and the Redwing Mine, are historically producing gold mines with significant mineral resources. These assets provide us with an identified pathway to operate as a multi-asset gold producer in Africa, as preparatory work is currently underway to restart operations at both mines. On a consolidated basis, combining our estimate as of June 30, 2026, for the How Mine and our estimates as of December 31, 2023 for the Mazowe Mine and the Redwing Mine, our underground measured and indicated gold resources (exclusive of reserves) totaled 2.2Moz at a grade of 2.64g/t Au and our underground inferred gold resources totaled 4.2Moz. We are also evaluating opportunities to acquire mining interests in, and expand our operations to, the DRC to unlock critical battery metals in the region.

Key Factors and Trends Affecting Performance

As a producer of gold and other metals, we operate within the economic and regulatory environment surrounding the mining industry. Our performance and results of operations are driven by key external trends and factors including the supply and demand in the gold and metals markets, and the economic and legislative environment as well as internal factors including production, capital expenditures, reserves, and health and safety programs.

Gold Prices

Our results of operations are largely driven by the price and demand for gold. Gold has long maintained a key role as a strategic long-term investment and a critical component of investor diversification strategies. Historically, investors have gravitated toward gold for its safe-haven status during periods of economic uncertainty. This safe-haven status is driven by gold’s high liquidity, lack of credit risk, and scarcity. Gold prices have risen by 9% per annum in U.S. dollars since 1971, according to the World Gold Council, and reached all-time record highs with the spot price reaching $5,600/oz on January 28, 2026. We experienced significant pressure in Q2 with periods where the price dipped below $4,000/oz due to softer demand driven by weaker purchasing power among major demand centers and increased sensitivity to shifts in real interest rates amongst other macro and geopolitical factors. Outlook for second half of the year leans towards our guidance of $4,500/oz. An increased price of gold drives increasing revenues and cash flows for the Company. Significant changes in the pricing, demand and supply of gold can significantly impact our revenue and cash flow projections and future results.

Namib Minerals

Economic and Legislative Environment

Gold mining remains critically important to Zimbabwe’s economic outlook. The mining sector contributes roughly 70-80% of export earnings and about 12% of GDP, with total mining revenues reaching approximately US$5.56 billion in 2024 and rising to an estimated US$5.9 billion in 2025. Gold production has continued to strengthen, reaching about 42 tonnes in 2025, reinforcing the sector’s role as Zimbabwe’s leading source of foreign currency according to the Reserve Bank of Zimbabwe and the Chamber of Mines reports. We believe that the legislative environment is supportive of mining and development. For example, Zimbabwe passed the Responsible Mining Initiative in May 2023 to combat illegal mining, and in 2020 Zimbabwe removed the historical indigenization rule which required 51% indigenous Zimbabwean investor ownership. The Gold Trade Act requires us to pay 5% of gold sales refined in-country to the Zimbabwean Government, which is reflected in our royalties expense. Effective January 1, 2026, the royalty rate increases to 10% when the gold price exceeds $5,000 per ounce. As part of our Company’s environmental initiative, we recognize a provision for rehabilitation when the obligation under current environmental legislation to settle environmental disturbances created as a result of our mines’ production arises. This provision reflects our legal commitment to responsible environmental stewardship and is based on the anticipated costs that will be incurred during the decommissioning of our plant and equipment at the end of the life of the mine, as well as reclamation activities related to the restoration of the environment at each mine. Rehabilitation will occur at the end of the life of the mine, which is expected to begin in 2034 for the How Mine. With respect to the Mazowe Mine and the Redwing Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Company restarting each mine’s operations and will be determined in a future period. We calculate the provisions using a 4.17% discount rate for the How Mine. For Redwing Mine and Mazowe Mine, the rehabilitation provision is not discounted. These rates are based on the present value of each mine’s provision for rehabilitation cost based on a risk-free rate with cash flows adjusted for an average 2.3% inflation. Changes in discount rates used for each mine could significantly impact the recorded rehabilitation provisions.

Health and Safety Initiatives

Our commitment to creating a safe and healthy workplace remains steadfast through our integrated Safety, Health, Environment, and Quality (SHEQ) management systems, with the ultimate goal of achieving a company wide Zero Harm culture. Our approach is founded on proactive risk management, leadership commitment, employee engagement, and continual improvement to ensure that every employee returns home safely each day.

The Twelve Months Rolling Lost Time Injury Frequency Rate (TMRLTIFR) was 0.22 as at 30 June 2026, marginally above our benchmark of 0.20 following 3 lost time injuries recorded during the period under review. While this indicates that we fell slightly short of our internal aspiration, our overall safety performance remained strong. The injuries recorded in the Mining Department were thoroughly investigated, with root causes identified and comprehensive corrective actions implemented to strengthen controls and reduce the likelihood of recurrence.

Recent Developments

How Mine processing capacity expansion

The new mill project at How Mine is progressing well and remains on track for commissioning in the second half of 2026, as previously communicated. Core construction works and installations are complete and commissioning tests have commenced.

Namib Minerals

Redwing Dewatering Program Completed Ahead of Schedule

We are pleased that the restart process at Redwing is advancing in accordance with the five-step restart pathway recently announced. On September 21, 2026, subsequent to the period end, we announced the completion of step one, namely dewatering, ahead of the previously communicated Q4 2026 target. This milestone reinforces our confidence in the restart pathway and enables access to the underground workings as we move to step two, the next phase of technical work at the mine, including the ongoing Definitive Feasibility Study. Redwing is a central component of our long-term strategy of building a scaled, multi-asset African gold platform through disciplined brownfield development and phased capital deployment.

Redwing is a brownfield mining site that has produced 650,000 ounces of gold historically and today holds 1.18 million ounces of gold in measured and indicated resources that we are targeting will provide the platform for Namib’s next phase of growth.

Key Performance Indicators

The following table presents a summary of our key performance indicators for the period ended June 30, 2026, and June 30, 2025:

	Six months ended June 30,
(In thousands, except percentages)	2026	2025
Gold sales – oz(1)	11,357	12,226
Tonnage(2)	233	236
Grade – (g/t)(3)	1.7	1.9
Recovery – (%)(4)	88	89
Average net realized price(5)	$4,195	$2,827
Operating profit / (loss)	$2,185	$(7,403)
C1 cost per ounce ($/oz)(6)	$1,576	$1,510
AISC per ounce ($/oz)(7)	$3,078	$2,462
Adjusted EBITDA(8)	$19,000	$10,769
Net cash flow generated from operating activities	$9,290	$5,771

(1)	Gold sales is defined as the ounces of gold sold in the period presented.

(2)	Tonnage is defined as the total weight in metric tons of all material mined and processed.

(3)	Grade is defined as the average amount of gold contained in the mined ore. A higher grade represents higher density of gold in the ore.

(4)	Recovery is defined as the percentage of gold in the raw ore collected in the concentrate, which is the product created from separating valuable minerals in the mined ore from the commercially valueless material in which ore is found.

Namib Minerals

(5)	Net realized price is the actual selling price of an ounce of gold less costs to complete and sell.

(6)	C1 cost per ounce is a non-IFRS financial measure. For the definition of C1 cost per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

(7)	AISC per ounce is a non-IFRS financial measure. For the definition of AISC per ounce and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

(8)	Adjusted EBITDA is a non-IFRS financial measure. For the definition of Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Non-IFRS Measures” below.

Components of Results of Operations

Revenue

Our revenue from operations is comprised primarily of the sale of gold. Additional revenues from operations include share of gold produced from third-party miners contracted to mine surface level ore. All revenues recognized from the sale of gold are attributable to a single customer, Fidelity Gold Refinery (Private) Limited.

Production costs

Production costs consist of mine labor costs, stores costs, electricity costs, bullion transportation costs, fuel issue costs, bullion refinery charges, and repairs and renewals costs.

Depreciation and amortization

Depreciation and amortization primarily consist of depreciation of property, plant and equipment involved in the extraction of gold, as well as exploration expenditures and exploration licenses, which are depreciated over the life of the mine.

Royalties

Royalties primarily consist of the royalty paid on gold sales refined in-country remitted to the Zimbabwean government under the Mines and Minerals Act, calculated at 5% when the gold price is below US$5,000 per ounce and 10% when it exceeds that threshold.

Other income

Other income primarily consists of scrap sales, income associated with insurance proceeds, commitment fees from satellite mining contracts and rental income.

Administrative expenses

Administrative costs primarily consist of staff costs, general and administrative charges, share-based payments, welfare costs, fines and penalties, directors’ fees, audit fees, consultancy fees and other items.

Namib Minerals

Allowance for credit losses, net of recoveries

The allowance for credit losses primarily relates to the receivables from royalty revenues recognized on the arrangements with third-party miners contracted to mine surface level ore.

Change in fair value of earnout liability

Change in fair value of earnout liability is related to the periodic remeasurement of the earnout liability at each period-end, as the earnout liability has been classified as a derivative liability under IAS 32.

Change in fair value of warrants

Change in fair value of warrants is related to the periodic remeasurement of the warrants at each period-end, as the warrants have been classified as derivative liabilities under IAS 32.

Share listing under IFRS 2

Share-listing expenses are in relation to the business combination and consist of the excess fair value of the equity interests issued to HCVI over the fair value of HCVI’s identifiable net liabilities.

Impairment

Our impairment costs consist of write-downs of the fair value of non-financial assets other than inventories and deferred tax assets. These costs primarily consist of impairment charges related to our capital assets including shafts, surface plant and equipment, and pre-production assets.

Foreign exchange gain

Our functional currency is the United States Dollar, and a majority of revenue was received in the United States Dollar. Foreign exchange gains primarily relate to amounts settled in local currency.

Finance cost

Our finance costs consist of interest on borrowings, the unwinding of the discount relating to the provision for rehabilitation costs, and finance charges on trade payables and other payables.

Income tax expense

We are subject to tax in multiple jurisdictions, including those in Zimbabwe, the United Kingdom, and the Cayman Islands. The tax jurisdictions in which we operate have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income in each jurisdiction, changes in the valuation allowance on our deferred tax assets, and changes in tax laws.

Namib Minerals

Results of Operations

Comparison of the results of operations for the Six Months Ended June 30, 2026, and June 30, 2025

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2026, compared to the six months ended June 30, 2025.

	Six Months ended June 30,
(In thousands, except for percentages)	2026	2025	$ Change	% Change
Gross Revenue	$50,836	$36,383	14,453	40%
Production costs	(17,897)	(18,460)	563	-3%
Depreciation and amortization	(2,873)	(2,656)	(217)	8%
Royalties	(3,081)	(1,817)	(1,264)	70%
Gross profit	26,985	13,450	13,535	101%
Other income	593	212	381	180%
Administrative expenses	(13,747)	(15,706)	1,959	-12%
Change in fair value of earnout liability	(8,526)	56,832	(65,358)	-115%
Change in fair value of warrants	(2,749)	3,437	(6,186)	-180%
Listing expense	-	(65,381)	65,381	-100%
Allowance for credit losses	-	(12)	12	-100%
Impairment	(25)	(185)	160	-86%
Foreign exchange gain/(loss)	(346)	(50)	(296)	592%
Operating profit/(loss) before interest and taxation	2,185	(7,403)	9,588	-130%
Finance cost	(938)	(828)	(110)	13%
Related party credit loss	-	(3)	3	-100%
Interest income	7	8	(1)	-13%
Profit/(loss) before taxation	1,254	(8,226)	9,480	-115%
Income tax expense	(6,085)	(3,673)	(2,412)	66%
Profit/(loss) for the period	$(4,831)	$(11,899)	$7,068	-59%

The following table provides summarized financial information for our reportable segments for the period ended June 30, 2026, compared to the period ended June 30, 2025.

	Six months ended June 30,
(In thousands, except for percentages)	2026	2025	$ Change	% Change
How Mine
Revenue	$50,836	$36,383	$14,453	40%
Production costs	(17,897)	(18,460)	563	-3%
Depreciation and amortization	(2,840)	(2,635)	(205)	8%
Royalties	(3,081)	(1,817)	(1,264)	70%

Mazowe Mine
Revenue	-	—	0
Production costs	-	—	0
Depreciation and amortization	(15)	(17)	2	-12%
Royalties	-	—	0

Redwing Mine
Revenue	-	—	0
Production costs	-	—	-
Depreciation and amortization	(15)	(4)	-11	275%
Royalties	-	—

Namib Minerals

Revenue

Our revenue increased by $14.5 million, or 40%, to $50.8 million during the six months ended June 30, 2026, from $36.4 million during the six months ended June 30, 2025, primarily driven by gold price increase, with a net realized sale price at $4,195 compared to $2,827 per ounce, or 48% increase. With stable tonnage, the gold price increase largely offset an 11% decline in grade, from 1.9 g/t to 1.7 g/t.

Redwing and Mazowe Mine were inactive during the six months ended June 30, 2025, and 2026, and therefore had no production or revenue.

Production costs

Our production costs, primarily attributable to How Mine, decreased by $0.6 million, or 3%, to $17.9 million during the six months ended June 30, 2026, from $18.5 million during the six months ended June 30, 2025. Production costs decreased slightly against broadly stable tonnage milled (-1%), despite a 15% power tariff increase, and represented approximately 35% of our revenue for the six-month period ended June 30, 2026, as opposed to 51% of our revenue during the six-month period ended June 30, 2025.

Depreciation and amortization

Our depreciation and amortization expense increased by $0.2 million, or 8%, to $2.9 million during the six months ended June 30, 2026, from $2.7 million during the six months ended June 30, 2025, primarily related to additions to property, plant and equipment assets. Depreciation and amortization represented approximately 6% of our revenue during the six-month period ended June 30, 2026, as opposed to 7% of our revenue during the six-month period ended June 30, 2025.

Royalties

Our royalties expense increased by $1.3 million, or 70%, to $3.1 million during the six months ended June 30, 2026, from $1.8 million during the six months ended June 30, 2025, driven by the higher revenues and the new higher royalty rate applicable when gold price exceeds $5,000 per ounce. As a result, royalties represented approximately 6% of our revenue for the six-month periods ending June 30, 2026, compared to 5% for the six-month periods ending June 30, 2025.

Other income

Our other income increased by $0.4 million, or 180%, to $0.6 million during the six months ended June 30, 2026, from $0.2 million during the six months ended June 30, 2025, primarily driven by a one-off payment from Joy Mining of $0.2m being a commitment fee for a satellite exploration project.

Administrative expenses

Administrative expenses decreased by $1.9 million, or 12%, to $13.7 million during the six months ended June 30, 2026, from $15.7 million during the six months ended June 30, 2025. The decrease was primarily attributable to the comparative period including approximately $10.2 million of one-time costs associated with the Company’s Nasdaq listing, which was completed on June 5, 2025.

This decrease was partially offset by approximately $2.6 million of one-time restructuring costs recognized during the current period, primarily relating to employee redundancies, together with higher recurring corporate costs, including executive hires, directors’ and officers’ insurance, investor relations, and legal and professional fees. These costs reflect the Company’s ongoing corporate activities and growth following the Nasdaq listing and are distinct from the one-time transaction costs incurred in the comparative period.

Namib Minerals

Share-listing expenses under IFRS 2

The Business Combination was accounted for under IFRS 2, resulting in a listing expense of $65.4 million recognized in the consolidated statements of profit or loss for the six months ended June 30, 2025. This expense reflects the excess fair value of the equity interests issued to HCVI over the fair value of HCVI’s identifiable net liabilities, measured at the closing market price of $11.40 per share. The total consideration issued amounted to approximately $44.8 million, while the net liabilities of HCVI amounted to $20.6 million.

Fair value of Namib Ordinary Shares issued to HCVI Public Stockholders (107,469 shares at $11.40)	1,225,147
Fair value of Namib-Ordinary Shares issued to HCVI Sponsor and Anchor Investors (3,820,000 shares at $11.40)	43,548,000
Fair value of all the consideration issued by target to acquire the HCVI	44,773,147
Add: Net liabilities of HCVI	20,607,995
Total share listing expense	65,381,142

Fair value impacts of warrants and earnout

Warrants

In connection with the closing of the Business Combination, the Company issued warrants to replace each of the then outstanding warrants of HCVI (“SPAC Warrants”), effectively converting each SPAC Warrant into a right to acquire Ordinary Shares. Classified as derivative liabilities under IAS 32, these warrants reflected changes in fair value in earnings. For the period ended June 30, 2026, a loss of $2.7 million was recorded due to fluctuations in the fair value of SPAC Warrants.

Earnout shares

Following the Business Combination, the former shareholders of Greenstone may receive up to 30 million additional Ordinary Shares over eight years, contingent upon achieving specific operational and valuation milestones. This earnout arrangement is classified as a derivative financial liability and will be revalued at each reporting period, with changes recorded in profit or loss. As of June 5, 2025, the earnout liability was recognized at a total fair value of $168.7 million, comprising $57.0 million as a short-term liability and $111.7 million as a long-term liability. As of December 31, 2025, the fair value of the earnout liability was $9.9 million. By June 30, 2026, the fair value of the earnout liability increased to $18.4 million, reflecting a remeasurement loss of $8.5 million for the first six months of 2026 due to stock price fluctuations.

Impairment

This impairment ($0.03 million during the six-month period ended June 30, 2026) primarily consists of the impairment of the rehabilitation asset.

Foreign exchange gain/(loss)

Foreign exchange loss was $0.3 million during the six months ended June 30, 2026, compared to a loss of $0.1 million during the six months ended June 30, 2025, driven by fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Company’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the Redwing and Mazowe Mines, as well as a portion of How Mine’s gold trade receivables and income tax balances, which are denominated in Zimbabwean dollars (ZWG). The Zimbabwean dollar has experienced many fluctuations due to economic factors, hyperinflation, and monetary policy decisions made by the Zimbabwean government and the Reserve Bank of Zimbabwe.

Profit / (loss) before interest and taxation during the six months ended June 30, 2026, was $2.2 million, compared to a loss of $7.4 million for the six months ended June 30, 2025 (that was impacted by the non-recurrent listing costs).

Namib Minerals

Finance Costs

Finance costs slightly increased by $0.1 million to $0.9 million during the six months ended June 30, 2026 compared to $0.8 million during the six months ended June 30, 2025, driven by higher borrowings.

Non-IFRS Measures

We utilize non-IFRS financial measures, including Adjusted EBITDA, amortization, C1 cost per ounce, and AISC per ounce, to complement our IFRS reporting and provide stakeholders with a deeper understanding of our operational performance and financial health. These measures offer insights into trends and factors that IFRS metrics may not fully capture, and we believe they are essential for formulating strategic decisions and business plans. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Namib Minerals may not be comparable to similarly titled amounts used by other companies. While not a substitute for IFRS results, they exclude items not indicative of our core operations, enhancing comparability across periods.

Adjusted EBITDA

We define Adjusted EBITDA as profit for the period before finance cost, related party credit loss, taxes, changes in the fair value of earnout liability, changes in fair value of warrants, listing expenses, depreciation and amortization, impairment, interest income, financial guarantee remeasurement, transaction expense and one-time restructuring costs. The tables below present our Adjusted EBITDA, reconciled to our Profit for the six months ended June 30, 2026 and 2025, which is the most comparable IFRS measure, for the periods indicated:

	Six months ended June 30,
(In thousands)	2026	2025
Loss for the period	$(4,831)	$(11,899)
Finance cost	938	827
Related party credit loss	-	3
Income tax expense	6,085	3,673
Change in fair value of earnout liability	8,526	(56,832)
Change in fair value of warrants	2,749	(3,437)
Listing expense	-	65,381
Depreciation and amortization	2,873	2,656
Impairment	25	185
Interest income	(7)	(8)
One-time restructuring	2,642	-
Transaction expense	-	10,220
Adjusted EBITDA	$19,000	$10,769

C1 cost per ounce

We define C1 cost as the sum of IFRS production costs and expenses. C1 cost per ounce is calculated as the C1 cost divided by the ounces of gold sold.

	How Mine		Total
($ in thousands, unless otherwise indicated)	Six months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Production cost (IFRS)	$17,897	18,460	17,897	18,460
C1 cost (1)	$17,897	18,460	17,897	18,460
Gold sales (oz)	11,357	12,226	11,357	12,226
C1 cost per ounce ($/oz)	$1,576	1,510	1,576	1,510

1.	We have restated 2025 C1 costs from $1,659 to $1,510 to exclude royalties.

Namib Minerals

AISC per ounce

We define AISC as the sum of C1 cost, sustaining capital expenditure, administrative expenses, royalties and silver by-product credit. We define sustaining capital expenditure as capital expenditures which are necessary to maintain current gold production and execute our current mines plans. Unless otherwise specified, our sustaining capital expenditures are determined based on our additions to property, plant and equipment in any given reporting period, and are inclusive of additions included in trade payables. The silver by-product credit represents small quantities of silver which are extracted during the gold production process and sold together with gold bullion. The silver by-product credit is calculated based on a specified sale price for the by-product, which is exclusive of sale price for gold bullion. Sales of the silver by-product are reported as “Silver sales” within the notes to our consolidated financial statements. AISC per ounce is calculated as the AISC divided by the ounces of gold sold. We use this metric to measure the cost of extracting an ounce of gold and measure the efficiency of our mining operations. The table below presents our AISC per ounce, reconciled to our Production cost, which is the most comparable IFRS measure, for the periods indicated.

	How Mine		Redwing Mine				Mazowe Mine				Corporate Overhead				Total
($ in thousands, unless otherwise indicated)	Six months ended June 30,		Six months ended June 30,				Six months ended June 30,				Six months ended June 30,				Six months ended June 30,
	2026	2025	2026		2025		2026		2025		2026		2025		2026	2025
Production cost (IFRS)	$17,897	$18,460													$17,897	$18,460
C1 cost	17,897	18,460													17,897	18,460
Sustaining capital expenditure	3,478	4,359													3,478	4,359
Administrative expenses(1)	4,332	3,085		2,373		1,202		958		745		2,846		454	10,509	5,486
Royalties (IFRS)	3,081	1,817													3,081	1,817
Silver by product credit	(12)	(23)													(12)	(23)
AISC	28,776	27,698		2,373		1,202		958		745		2,846		454	34,953	30,099
Gold sales (oz)	11,357	12,226													11,357	12,226
AISC per ounce ($/oz)	$2,534	$2,265	$	NA	$	NA	$	NA	$	NA	$	NA	$	NA	$3,078	$2,462

(1)

The six months ended June 30, 2025 total administrative expenses of $15.7 million include $10.2 million of non-recurring transaction expenses which are not attributable to How Mine, Redwing Mine, or Mazowe Mine. Total administrative expenses for the six months ended June 30, 2026 totaled $13.7 million. The six months ended June 30, 2026 total administrative expenses exclude $3.2 million of once-off costs, including $2.6 million relating to corporate restructuring.

Namib Minerals

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, and other commitments with cash flows from operations and other sources of funding. Our principal sources of liquidity to date have included cash from operating activities, cash on hand, and debt.

As of June 30, 2026, our current liabilities due within one year are trade and other payables of $37.3 million, current tax payable of $8.9 million, excise tax payable of $3.6 million, borrowings of $5.6 million, earnout liability of $7.5 million and other $0.3million. This represents a total of $63.3 million due within one year, compared to a total of $53.6 million due as of December 31, 2025. Our current assets as of June 30, 2026, totaled $20.4 million, compared to $16.2 million as of December 31, 2025.

The Group has historically been profitable, generating positive net earnings and positive operating cash flows, and able to satisfy its obligations when due. Management anticipates that the Group will continue to be able to meet its liquidity requirements based on the Group’s cash flows projections, indicating the same for the next two years. The Group’s cash flows projections indicate working capital improvements over the next two years resulting from the Group’s planned increase in gold production by virtue of the completion of the milling expansion project at How Mine which, in tandem with concerted cost reduction initiatives alongside favorable gold prices, result in increased profitability and increased cash flows. Current losses as of June 30, 2026 represent $4.8 million (compared to a loss of $11.9 million as of June 30, 2025) and are driven by the non-cash earnout and warrants fair valuation that have a negative impact of $11.3 million.

On June 5, 2026, the Company executed a US$5.0 million asset finance term loan agreement with Ecobank Zimbabwe Limited. The facility, which has a 36-month tenor and final maturity on May 31, 2029, will be used to fund mining development and capital expenditure initiatives, including hoisting, milling plant expansion and maintenance, and drilling equipment. Repayment will be made from gold sales proceeds through monthly amortizing instalments. The facility enhances the Company’s funding flexibility and supports the execution of its operational growth and development plans.

Our commitments, as of June 30, 2026, are composed of purchase commitments for plant, property, and equipment in the aggregate of $3.8m, mainly related to power generation, processing, and mining equipment.

Cash Flows

The following table summarizes our cash flows and cash and cash equivalents, for the periods indicated:

	Period ended June 30,
(In thousands)	2026	2025
Net cash provided by operating activities	$9,290	$5,771
Net cash used in investing activities	(10,742)	(5,647)
Net cash provided by/(used in) financing activities	1,373	528
Net increase/(decrease) in cash and cash equivalents	(79)	652
Effect of exchange rate fluctuation on cash and cash equivalents	(54)	(17)
Cash and cash equivalents at the beginning of period	1,887	(315)
Cash and cash equivalents, net as of period end	1,754	320

Net cash provided by operating activities

Net cash provided by operating activities increased by $3.5 million, or 61%, to $9.3 million during the six months ended June 30, 2026 compared to $5.8 million during the six months ended June 30, 2025, primarily reflecting the operating profit increase driven by the gold price.

Net cash used in investing activities

Net cash used in investing activities increased by $5.1 million, or 90%, to $10.7 million during the six months ended June 30, 2026, compared to $5.6 million during the six months ended June 30, 2025, primarily reflecting increased capital expenditures relating to production ramp up at How Mine as well as restart expenditure at Redwing Mine.

Net cash provided by financing activities

Net cash provided by financing activities increased by $0.8 million, or 160%, to $1.4 million during the six months ended June 30, 2026, compared to $0.5 million during the six months ended June 30, 2025, primarily reflecting increased borrowings.